UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Eagle Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

269796108 (CUSIP Number)

Michael Graves

c/o Eagle Pharmaceuticals, Inc.

50 Tice Blvd., Suite 315

Woodcliff Lake, NJ 07677

(201) 326-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796108

1.	Names of Reporting Persons Michael Graves
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,660 (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 238,660 (1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,660 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 10,360 shares of common stock, par value $0.001 per share (“Common Stock”), of Eagle Pharmaceuticals, Inc. (the “Issuer”) owned directly by Michael Graves (the “Reporting Person”) and (ii) options to purchase 228,300 shares of Common Stock exercisable within 60 days of the date hereof.

(2)	The calculation is based on dividing (i) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (ii) the sum of (a) 12,958,227 shares of Common Stock outstanding as reported by the Issuer to the Reporting Person and (b) 228,300 shares of Common Stock issuable to the Reporting Person pursuant to options exercisable within 60 days of the date hereof.

Explanatory Note

This Schedule 13D constitutes an exit filing for Michael Graves (the “Reporting Person”), who, as previously reported, served as the trustee to the Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 for the benefit of the spouse and three children of Scott Tarriff (the “Family Trust”). As of February 12, 2024, the Reporting Person is no longer the trustee of the Family Trust. As a result, the Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock of the Issuer as of such date.

CUSIP No. 269796108

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Eagle Pharmaceuticals, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Tice Blvd., Suite 315, Woodcliff Lake, NJ 07677.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Michael Graves (the “Reporting Person”).

(b) – (c)	The principal business office of the Reporting Person is located at 50 Tice Blvd., Suite 315, Woodcliff Lake, NJ 07677.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

Item 3. Source and Amount of Funds or Other Consideration

In connection with the appointment of the Reporting Person as the Interim Executive Chairman of the Board and Interim Principal Executive Officer of the Issuer, on December 21, 2023, the Issuer and the Reporting Person entered into an offer letter (the “Offer Letter”) providing a one-time nonqualified stock option to purchase 293,000 shares of Common Stock, which was granted on December 21, 2023 in connection with the execution of the Offer Letter. The option will vest in equal monthly installments over a one-year period measured from the Effective Date (as defined in the Offer Letter) subject to the Reporting Person’s Continuous Service (as defined in the Issuer’s 2014 Equity Incentive Plan (the “Plan”)), and will accelerate in full upon (i) the Reporting Person’s death or Disability (as defined in the Plan), (ii) a Change in Control (as defined in the Plan) or (iii) the Reporting Person’s termination without Cause (as defined in the Plan) from the Interim Principal Executive Officer and Interim Executive Chairman roles on or within three months prior to a Change in Control. The Reporting Person’s prior direct holdings of Common Stock were acquired as compensation for his services on the Issuer’s board of directors in addition to 1,000 shares previously acquired for investment purposes on the open market. As of February 12, 2024, the Reporting Person is no longer the trustee of the Family Trust. As a result, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock as of such date.

Item 4. Purpose of Transaction

The Reporting Person has acquired, and holds, the Common Stock for investment purposes and in connection with his position as Interim Principal Executive Officer of the Issuer and his position as a director on the board of directors of the Issuer. From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Common Stock as compensation, by purchase or otherwise, including (a) pursuant to the vesting or exercise of outstanding equity awards currently owned by him or (b) upon receipt from the Issuer of future compensatory equity awards, including, but not limited to, awards of Common Stock, options to purchase shares of Common Stock, and restricted stock units for Common Stock. In addition, from time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Common Stock which are beneficially owned by him and over which he has investment power.

The Reporting Person expects that he will, from time to time, review his position in the shares of Common Stock and may, depending on the Issuer’s performance and other market conditions, seek to (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by him in the open market, in privately negotiated transactions, or otherwise, or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended (the “Act”). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. The Reporting Person specifically reserves the right to change his intention with respect to any or all such matters described above.

Except as set forth in this Item 6 below, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b)	The Reporting Person may be deemed to beneficially own an aggregate of 238,660 shares of Common Stock, consisting of (i) 10,360 shares of Common Stock owned directly by the Reporting Person and (ii) options to purchase 228,300 shares of Common Stock exercisable within 60 days of the date hereof, representing in the aggregate approximately 1.8% of the issued and outstanding shares of Common Stock, as calculated pursuant to Rule 13d-3 under the Act.

(c)	On December 21, 2023, pursuant to the Offer Letter, the Reporting Person acquired the one-time nonqualified stock option to purchase 293,000 shares of Common Stock. The information set forth in Item 3 above is incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	As of February 12, 2024, the Reporting Person is no longer the trustee of the Family Trust. As a result, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock as of such date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The previously disclosed joint filing agreement entered into on February 14, 2018 by and among Scott Tarriff, the Family Trust, and the Reporting Person (“Joint Filing Agreement”) in respect of filings of statements of beneficial ownership on Schedule 13G has been terminated.

Item 7. Material to be Filed as Exhibits

A    Offer Letter, by and between the Issuer and Michael Graves, dated December 21, 2023, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A filed on December 22, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Michael Graves

By:	/s/ Michael Graves
Name: Michael Graves